[BB&T Capital Markets, a Division of Scott & Stringfellow, Inc. Letterhead]
February 14, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Zitko
Mail Stop 3561

Re:	Global Logistics Acquisition Corporation
Registration Statement on Form S-1 (File No. 333-128591)
Ladies and Gentlemen:
     As the Representative of the several underwriters of the proposed public offering of 10,000,000 units of Global Logistics Acquisition Corporation (the “Company”), each unit consisting of one share of the Company’s common stock and one warrant to purchase one share of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Eastern Standard Time) on February 15, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 6, 2006, through the date hereof.
     Preliminary Prospectus dated February 6, 2006:
     5,586 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned advises that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
   Very truly yours,
   BB&T CAPITAL MARKETS,
   A Division of Scott & Stringfellow, Inc.
   As Representative of the several Underwriters

By:	/s/ Frank Mountcastle
Name:	Frank Mountcastle
Title:	Managing Director